UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

North Haven Private Income Fund LLC (Name of Subject Company (Offeror and Issuer))

North Haven Private Income Fund LLC (Name of Filing Persons (Issuer))

Class S Units (Title of Class of Securities)

N/A (CUSIP Number of Class of Securities)

Jeffrey S. Levin
MS Capital Partners Adviser Inc.
1585 Broadway
New York, NY 10036
(212) 761-3580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to: Thomas J. Friedmann William J. Bielefeld Matthew J. Carter Jonathan H. Gaines Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 10, 2022 by North Haven Private Income Fund LLC (the “Company”) in connection with an offer by the Company to purchase up to 2,672,438 of its outstanding Class S Units (the “Units”) at a price equal to the net asset value per Unit as of September 30, 2022, upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The Offer expired at 12:01 a.m., Eastern Time, on September 10, 2022, and approximately 1,769,853 Units of the Company were validly tendered and not withdrawn prior to the expiration of the Offer. The payment of the purchase price of the Units tendered was promptly made in the form of a non-interest bearing, non-transferable promissory notes respectively issued to the unitholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory note was held by State Street Bank and Trust Company, the Company’s transfer agent, on behalf of each tendering unitholder.

Pursuant to the promissory note, the Company paid on or about October 28, 2022 to the tendering unitholders a total of $33,167,041.24, representing the net asset value as of September 30, 2022 of the total amount of the Units tendered by unitholders. The Units were repurchased at a price of $18.74 per Unit.

Item 12. Exhibits

(b)	Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ Orit Mizrachi
Name:	Orit Mizrachi
Title:	Chief Operating Officer and Secretary

Dated: November 2, 2022